

December 9, 2014

Via Facsimile
Mr. H. Richard Walton
Executive Vice President
Flotek Industries, Inc.
10603 W. Sam Houston Parkway N. #300
Houston, Texas 77064

>   **Re: Flotek Industries, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed February 10, 2014**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 18, 2014**
>   **File No. 1-13270**

Dear Mr. Walton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 22

1.   Note (a) to the supplemental table detailing all other compensation states that the company paid a total of $700,000 in bonus to Mr. Chisholm's companies and that this amount is reflected in the "Bonus" column in the summary compensation table. However, the bonus reflected in that column is only $450,000. Please tell us the basis for this discrepancy, and ensure that future filings clearly and accurately reflect the amounts required in the columns.

We note that all of the executive officers elected to receive 50% of their target bonus award in equity for 2013. In future filings, please ensure that the amount of any bonus foregone at the election of an officer for which they instead received equity-based compensation is included in a footnote to the "Bonus" column as required by Instruction 2 to Item 402(c)(ii)(iv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact Edward Kelly, Staff Attorney, at (202) 551-3728, Pamela Long, Assistant Director, at (202) 551-3765, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief